Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Mining Limited (the “Company”)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Item 2.	Date of Material Change

June 1, 2021

Item 3.	News Release

The Company disseminated a news release in respect of the material change on June 2, 2021 via Cision (Canada News Wire). The news release was filed under the profile of the Company on SEDAR at www.sedar.com on June 2, 2021.

Item 4.	Summary of the Material Change

The Company announced senior management changes including the appointment of Sandra Daycock as Chief Financial Officer (“CFO”) effective June 1, 2021, the appointment of Fernando Cornejo as Chief Operating Officer (“COO”) effective July 1, 2021 and the retirement of Neil Hepworth as COO effective June 30, 2021.

Item 5	Full Description of the Material Change
Item 5.1	Full Description of the Material Change

The Company announced senior management changes including the appointment of Sandra Daycock as CFO effective June 1, 2021, the appointment of Fernando Cornejo as COO effective July 1, 2021 and the retirement of Neil Hepworth as COO effective June 30, 2021.

Ms. Daycock joined Great Panther in March 2021. She brings over 20 years of financial management and capital markets experience in a commodity industry setting, including seven years in senior management. Prior to joining Great Panther, Ms. Daycock served as Director, Corporate Development at Methanex Corporation, the world's largest producer and supplier of methanol. While at Methanex Ms. Daycock also held leadership positions in investor relations, treasury, tax and FP&A. She is a Certified Professional Accountant (CPA – CMA B.C.) and she holds a Bachelor of Arts (Honours) and Master of Arts in Economics, both from the University of Manitoba.

Mr. Cornejo was appointed as Great Panther’s Vice President of Projects & Technical Services in July 2019 and promoted to Vice President, Operations Brazil in March 2020. Mr. Cornejo brings close to 20 years of experience in senior management roles in the mining industry. Before joining Great Panther, Mr. Cornejo served as Vice-President, Projects & Technical Services of Aura Minerals Inc. where he successfully led the re-engineering and subsequent re-start of two open pit and underground mining operations in Brazil and Mexico. Mr. Cornejo holds a master’s degree in Chemical Engineering from École Polytechnique de Montréal and is a member of the Professional Engineers of Ontario.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51 – 102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Robert Henderson

President and Chief Executive Officer

Telephone: 604-608-1766

Item 9.	Date of Report

June 10, 2021